ABRAXAS PETROLEUM CORPORATION
18803 Meisner Drive
San Antonio, Texas 78258
(210) 490-4788

June 11, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F St. N.E.
Washington, D.C.  20549

Attn:	Sirimal R. Mukerjee
Anne Nguyen Parker

Re:	Registration Statement on Form S-3 (Registration No. 333-188110) filed by
Abraxas Petroleum Corporation (“Abraxas”) on April 24, 2013 and amended on May 31, 2013

Gentlemen:

Abraxas filed a Registration Statement on Form S-3 (Registration No. 333-188110) on April 24, 2013 (the “Registration Statement”) and filed an amendment to the Registration Statement on May 31, 2013. The Registration Statement relates to the registration of up to $200 million of Abraxas’ securities

Abraxas hereby requests that the effectiveness of the Registration Statement be accelerated to become effective on Thursday, June 13, 2013, at 4:30 p.m.., Eastern Time, or as soon thereafter as practicable.

Abraxas acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Abraxas from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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Abraxas may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Geoffrey R. King
Geoffrey R. King
Vice President and Chief Financial Officer